Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

New Hampshire Thrift Bancshares, Inc.

We consent to the incorporation by reference in the registration statements (No. 333-31737 and No. 333-66305) on Form S-8 of New Hampshire Thrift Bancshares, Inc. and Subsidiaries of our report dated January 9, 2006 with respect to the consolidated balance sheets of New Hampshire Thrift Bancshares, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, cash flows and comprehensive income, for each of the years in the three-year period ended December 31, 2005 which report appears in the Annual Report on Form 10-K for the year ended December 31, 2005 of New Hampshire Thrift Bancshares, Inc.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts

March 27, 2006